UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 13, 2019, the Administrative Enforcement Committee (the “Committee”) of the Israel Securities Authority (“ISA”) approved an administrative enforcement agreement, titled Enforcement Arrangement ("Enforcement Arrangement"), entered into by and amongst ISA, Kitov Pharma Ltd. (the “Company” or the “Registrant”), Isaac Israel, the Company’s chief executive officer, Paul Waymack, the Company’s former chairman and Simcha Rock, the Company’s former chief financial officer, pursuant to which the Company and each of Messrs. Israel, Waymack and Rock settled the ISA’s claims that under Israeli Securities Laws the Company made negligent disclosures in a number of its historical reports filed with the ISA in 2014 and 2015, and the ISA decided to discontinue its criminal investigation and to cease all proceedings against the Company and its principals.

As noted by the Committee in its decision to accept and approve the Enforcement Arrangement, further continuation of the legacy matter of the ISA criminal investigation would have likely been protracted, burdensome, and expensive for the ISA, the Company and its principals. The Committee and the ISA, amongst other factors, recognized the Company’s cooperation and the fact that it had adopted internal policies and procedures in connection with public reporting even prior to the commencement of the investigation, and also noted that the Company is now reporting to ISA as a dual-listed Company primarily reporting under US Securities Laws. The Committee noted, amongst other factors (including the above), that in terms of the outcomes, no substantive damage was caused to the investing public as a result of the negligence of the Company and its principals as described in the Enforcement Arrangement, and the statistical results of the clinical trial were accepted by, and Consensi™ was, in fact, approved by the Food and Drug Administration.

As described in the Enforcement Arrangement, the Company and Mr. Israel made negligent disclosures in a number of historical reports filed with the ISA in 2014 and 2015 with respect to the impartiality of an external Data Monitoring Committee (“DMC”) that was appointed by the Company in connection with reviewing the Company’s Phase III clinical trial results for Consensi™. In addition, and as further described in the Enforcement Arrangement, in a number of historical reports filed with the ISA in 2015 the Company and each of Messrs. Israel, Waymack and Rock, negligently did not disclose that one of the members of the DMC did not receive and examine the results of the trial at such a time and manner as was reported by the Company.

The ISA allegations as described in the Enforcement Arrangement are not related to the validity of the results of the Phase III clinical trial data of Consensi™, which met its primary efficacy endpoint with statistical significance and was approved by the Food and Drug Administration, nor do they relate to any US securities laws or regulations.

As part of the Enforcement Arrangement, the ISA decided to discontinue its criminal investigation against the Company and to cease all proceedings against the Company and its principals in connection with this matter, including all proceedings regarding the ISA’s attempt to obtain documents and testimony in the US from Dr. Paul Waymack. In addition, the ISA agreed to discontinue the proceedings under the Israeli Securities Law against the Company and its principals with respect to the facts set out in the Enforcement Arrangement.

Specifically, as part of the Enforcement Arrangement:

1) The Company shall pay a fine of NIS 1,500,000 (approximately $430,000), payable in 24 consecutive monthly payments;

2) Mr. Isaac Israel shall (i) pay a fine of NIS 200,000, (approximately $60,000) payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and, (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of 12 months, in the event that Mr. Israel violates certain sections under the Israeli securities laws within two years.

3) Dr. Paul Waymack shall pay a fine of NIS 100,000 (approximately $30,000), to be paid in one payment no later than sixty days after the approval of the Enforcement Arrangement by the Committee.

4) Mr. Simcha Rock shall (i) pay fine of 80,000 NIS (approximately $20,000), payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of six months, in the event Mr. Rock violates certain sections under the Israeli securities laws within two years.

In order to put this matter to rest, remove uncertainty and focus on the future marketing of Consensi™ and on Kitov’s other business, the Company, by vote of a committee consisting of independent members of the Board of Directors, and the above mentioned principals, agreed to the Enforcement Arrangement with the ISA.

The above is a summary of the material terms of the Enforcement Arrangement. An English translation copy of the Enforcement Arrangement, is attached as an exhibit to this Report on Form 6-K. The Enforcement Arrangement has been attached to this Report on 6-K to provide you with information regarding its terms. The summary of the material terms of the Enforcement Arrangement herein is qualified in its entirety by reference to the Enforcement Arrangement. This summary may not contain all of the information about the Enforcement Arrangement that is important to you. We urge you to read the Enforcement Agreement carefully. The full binding Hebrew text of the Enforcement Arrangement and the Committee ruling are expected to be published by the ISA on its Administrative Enforcement Arrangements webpage at http://www.isa.gov.il/%d7%97%d7%a7%d7%99%d7%a7%d7%94%20%d7%95%d7%90%d7%9b%d7%99%d7%a4%d7%94/Enforcement/Admin_Enforcement/4562/Pages/default.aspx.

Exhibit 99.1	English translation of the Enforcement Arrangement

This Form 6-K, including the entire Exhibit 99.1 attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

August 13, 2019	By:	/s/ Gil Efron
Gil Efron
Deputy CEO & CFO

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